Orezone Resources Inc.


                        Consolidated Financial Statements

                     Years ended December 31, 2005 and 2004



                          (A Development Stage Company)




    Management's Responsibility for Financial Statements              2

    Auditors' Report                                                  3

    Financial Statements
       Consolidated Balance Sheets                                    4
       Consolidated Statements of Operations and Deficit              5
       Consolidated Statements of Deferred Exploration Expenses       6
       Consolidated Statements of Cash Flows                          7
       Notes to Consolidated Financial Statements                     8 to 19

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the shareholders of Orezone Resources Inc.

The consolidated financial statements, the notes thereto and other financial information contained in the annual report are the responsibility of the management of Orezone Resources Inc. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgments where appropriate.

Management has developed and maintained a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of Directors, none of whom are employees or officers of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by PriceWaterhouseCoopers LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards, on the behalf of the shareholders

The auditors have full and unrestricted access to the Audit Committee.





(Signed)                                       (Signed)

RONALD N LITTLE                                GREGORY B. BOWES
President and Chief Executive Officer          Vice President & Chief Financial
                                                 Officer

[PRICEWATERHOUSECOOPERS LOGO]


                                                PricewaterhouseCoopers LLP
                                                Chartered Accountants
                                                99 Bank Street, Suite 700
                                                Ottawa Ontario
                                                Canada K1P 1K6
                                                Telephone +1 (613) 237 3702
                                                Facsimile +1 (613) 237 3963<




February 10, 2006


Auditors' Report

To the Shareholders of
Orezone Resources Inc.

We have audited the consolidated balance sheets of Orezone Resources Inc. (an exploration stage company) as at December 31, 2005 and 2004 and the consolidated statements of operation and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP

Chartered Accountants



Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are
changes  in  accounting   principles   that  have  a  material   effect  on  the
comparability of the Company's financial statements, such as the changes described in note 2 (mineral properties and stock-based compensation) to the financial statements. Our report to the shareholders dated February 10, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.


/s/ PricewaterhouseCoopers LLP

Chartered Accountants




PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

OREZONE RESOURCES INC.
Consolidated Balance Sheets
 (Expressed in United States dollars)
--------------------------------------------------------------------------------



                                                                                 December 31,       December 31,
                                                                                         2005               2004
                                                                               ----------------------------------
                                                                                            $                  $
ASSETS
Current assets
  Cash and cash equivalents                                                        34,285,240          8,142,882
  Taxes and other receivables                                                         518,221             71,762
  Prepaid expenses                                                                    362,297            177,490
                                                                               ----------------------------------

                                                                                   35,165,758          8,392,134
Listed shares, at cost (market value: $181,452, 2004:$1,559,042)(note 11)             127,668          1,362,229
Property, plant and equipment (note 4)                                                439,980            225,668
Mineral exploration properties, at cost (note 5)                                    6,130,562          6,804,907
Deferred exploration expenses, at cost (note 5)                                    12,304,249          9,378,737
                                                                               ----------------------------------
                                                                                   54,168,217         26,163,676
                                                                               ----------------------------------
LIABILITIES
Current liabilities
  Accounts payable                                                                  2,917,165            822,658
  Accrued liabilities                                                                 657,096            154,981
                                                                               ----------------------------------
                                                                                    3,574,261            977,639
                                                                               ----------------------------------
Committments and Contingencies (note 13)

SHAREHOLDERS' EQUITY
Capital Stock (note 6)
   Shares issued and outstanding as at December 31
   2005:132,777,641 (2004:111,264,323)                                             61,558,951         31,059,728
Contributed surplus (note 6)                                                        2,286,908          2,056,396
Cumulative translation adjustment                                                     483,211            483,211
Accumulated deficit                                                               (13,735,114)        (8,413,298)
                                                                               ----------------------------------
                                                                                   50,593,956         25,186,037
                                                                               ----------------------------------
                                                                                   54,168,217         26,163,676
                                                                               ----------------------------------



The accompanying notes are an integral part of the consolidated financial statements.

Signed on Behalf of the Board of Directors

"Ronald N. Little"                                         "David G. Netherway"
Director                                                   Director

OREZONE RESOURCES INC.
Consolidated Statements of Operations and Deficit
 (Expressed in United States dollars)
--------------------------------------------------------------------------------




                                                                                Years ended December 31
                                                                      2005             2004               2003
                                                                ------------------------------------------------
                                                                         $                $                  $
Administrative expenses
  Salaries, benefits and consulting fees                           512,839          525,304            238,580
  Stock-based compensation                                         615,330          879,829            666,778
  Public relations and travel                                      568,468          228,282            143,438
  Office, general and administrative                               111,844          186,745             66,533
  Audit, legal and professional fees                                66,655           99,209             47,498
  Public company costs                                             164,060          168,067             67,615
  Interest and penalties                                             2,122            1,569              6,189
  Amortization of equipment                                         30,483           25,358                  -
  Interest on note payable                                               -           19,853             79,003
                                                                ------------------------------------------------
Total administrative expenses                                    2,071,801        2,134,216          1,315,634
                                                                ------------------------------------------------

Write-off of deferred exploration expenses (note 5)              3,687,251                -            515,084
Write-off of mineral exploration property
  acquisition costs (note 5)                                       694,345                -                  -
                                                                ------------------------------------------------

Total expenses                                                   6,453,397        2,134,216          1,830,718

Exchange gain (loss)                                               638,115          515,513             (1,376)
Other income                                                       272,286                -                  -
Interest income                                                    221,180          278,616            130,846
                                                                ------------------------------------------------

Net loss for the year                                           (5,321,816)      (1,340,087)        (1,701,248)
Deficit, beginning of year                                      (8,413,298)      (7,073,211)        (5,371,963)
                                                                ------------------------------------------------

Deficit, end of year                                           (13,735,114)      (8,413,298)        (7,073,211)
                                                                ------------------------------------------------

Net loss per common share, basic and diluted:                        (0.05)           (0.01)             (0.03)
                                                                ------------------------------------------------

Weighted average number of shares oustanding:                  116,516,591      106,148,786         84,076,128
                                                                ------------------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.

OREZONE RESOURCES INC.
Consolidated Statements of Deferred Exploration Expenses
 (Expressed in United States dollars)
--------------------------------------------------------------------------------


                                                                        Years ended December 31
                                                              2005               2004              2003
                                                        ---------------------------------------------------
                                                               $                   $                 $
Balance, beginning of year                                 9,378,737           3,616,206         2,627,968
                                                        ---------------------------------------------------
Additions
  Drilling - Reverse Circulation                           7,157,260           4,951,337         1,518,200
  Drilling - Diamond                                       5,083,668           1,522,025            82,215
  Drilling - Rotary Air Blast                                     53              27,540                 -
  Geophysical Survey                                         272,976             314,953            20,647
  Geological Survey                                           86,636              96,592            71,366
  Geochemical Survey                                         340,836             154,317           283,680
  Line Cutting                                                18,298              15,290                 -
  Trenching and Stripping                                    106,656               6,277            46,327
  Property and Evaluation                                    115,602             136,953                 -
  Land Tenure                                                118,126              94,431           137,910
  Compilation                                                 83,133              25,161                 -
  Administration-Ouagadougou office                        2,736,803             691,191           797,994
  Administration-Camp                                      1,998,747             636,909           157,722
  Environment - Physical                                   1,155,729                   -                 -
  Resource Evaluation                                        161,538                   -                 -
  Environment - Social                                       379,339                   -                 -
  Engineering                                                704,085                   -                 -
  Metallurgy                                                 221,556              10,208                 -
  Infrastructure                                              97,172              15,600                 -
                                                        ---------------------------------------------------
Total additions                                           20,838,213           8,698,784         3,116,061
                                                        ---------------------------------------------------
Deductions
  Write-off of deferred exploration expenses (note 5)      3,687,251                   -           547,845
  Recovery of optionee contributions                               -                   -           (45,747)
  Optionee contributions                                  14,225,450           2,936,253         1,625,725
                                                        ---------------------------------------------------
Total Deductions                                          17,912,701           2,936,253         2,127,823
                                                        ---------------------------------------------------
Balance, end of period                                    12,304,249           9,378,737         3,616,206
                                                        ---------------------------------------------------



The accompanying notes are an integral part of the consolidated financial statements.

OREZONE RESOURCES INC.
Consolidated Statements of Cash Flows
 (Expressed in United States dollars)
--------------------------------------------------------------------------------


                                                                                       Years ended December 31
                                                                                2005             2004           2003
                                                                         ---------------------------------------------
                                                                                   $                $              $
OPERATING ACTIVITIES
Net loss                                                                  (5,321,816)      (1,340,087)    (1,701,248)
Non-cash items
  Services paid by the issuance of stock options                                   -                -        614,894
  Amortization of equipment                                                   30,483           25,358              -
  Write-off of deferred exploration expenses                               3,687,251                -        560,830
  Recovery of optionee contributions                                               -                -        (45,747)
  Write-off of mineral exploration property acquisition costs                694,345                -              -
  Gain on sale of listed shares                                             (257,490)               -              -
  Stock-based compensation                                                   615,330          879,830        666,778
  Interest on note payable                                                         -           19,853        252,492
  Realized gain on note payable                                                    -          (57,699)             -
  Changes in non-cash working capital items (note 3)                         196,171         (153,987)      (364,288)
                                                                         ---------------------------------------------
Cash flows used in operating activities                                     (355,726)        (626,732)       (16,289)
                                                                         ---------------------------------------------

INVESTING ACTIVITIES

Exploration funds                                                                  -                -         94,961
Sale (purchase) of listed shares (note 11)                                 1,492,051         (575,149)      (761,756)
Capital assets                                                              (420,625)        (263,669)      (176,313)
Purchase of mineral exploration properties                                   (20,000)               -       (117,491)
Deferred exploration expenses (note 5)                                   (18,305,325)      (7,706,637)    (2,381,709)
Optionee contribution (note 5)                                            13,753,180        2,936,253      1,600,567
                                                                         ---------------------------------------------
Cash flows from (used) in investing activities                            (3,500,719)      (5,609,202)    (1,741,741)
                                                                         ---------------------------------------------

FINANCING ACTIVITIES

Issue of shares (note 6)                                                  31,626,894        3,801,778     11,984,085
Share issue expenses                                                      (1,628,091)               -       (902,257)
                                                                         ---------------------------------------------

Cash flows from financing activities                                      29,998,803        3,801,778     11,081,828
                                                                         ---------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                       -                -        286,693

Net increase (decrease) in cash and cash equivalents                      26,142,358       (2,434,156)     9,610,491

Cash and cash equivalents, beginning of year                               8,142,882       10,577,038        966,547
                                                                         ---------------------------------------------

Cash and cash equivalents, end of year                                    34,285,240        8,142,882     10,577,038
                                                                         ---------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

OREZONE RESOURCES INC.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)
--------------------------------------------------------------------------------


1--GOVERNING STATUTE AND NATURE OF OPERATIONS

Orezone Resources Inc. (the "Company") is incorporated under the Canada Business Corporations Act and is a natural resource company engaged in the acquisition, exploration and development of precious metal properties, primarily in West Africa and in the country of Burkina Faso.

The common shares of the Company are listed for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol "OZN".


2-- PRINCIPAL ACCOUNTING POLICIES

These consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). As described in Note 14, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The principal accounting policies followed by the Company are as follows:

PRINCIPLES OF CONSOLIDATION
These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Orezone Inc., Orezone SARL and Burkina Resources Inc. All material inter-company balances and transactions have been eliminated.


ACCOUNTING ESTIMATES
The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to the consolidated financial statements. These estimates are based on management's best knowledge of current events, and actions that the Company may undertake in the future. Significant estimates include those related to the recoverability of the carrying value of mineral exploration properties and deferred exploration expenses. Actual results may differ from those estimates.


CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash and highly liquid investments with a term to maturity at the date of acquisition of three months or less. The Company invests cash in interest bearing financial instruments with high credit quality financial institutions


FOREIGN CURRENCY TRANSLATION AND FUNCTIONAL CURRENCY
Monetary assets and liabilities of integrated foreign operations are translated into United States dollars at the exchange rate in effect at the balance sheet date. Other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and expenses are translated at the average rate in effect during the year, with the exception of amortization, which is translated at the historical rate. Gains and losses are included in the statement of operations for the year. The Company has one African based subsidiary, Orezone Inc. SARL, which is incorporated in the country of Burkina Faso. Its reporting currency is the Communaute Financiere Africaine franc ("CFA") as required by the laws of Burkina Faso. Its functional currency is the United States dollar as the vast majority of the value of its transactions are in United States dollars. It is not deemed to be a self sustaining foreign operation. The Company has branch offices in both Mali and Niger which are not deemed to be self sustaining operations. The majority of the Company's business is conducted in United States dollars and this will likely continue in the future. The Company's functional currency changed to the United States dollar in 2004 and the Company also elected to change its reporting currency to United States dollars effective January 1, 2004.

Comparative information for 2003 was translated using the same method as described above.

AMORTIZATION
Property, plant and equipment are amortized over their estimated useful service lives using the straight-line method at the following annual rates:

  Furniture and equipment                            33%-50%
  Computer equipment                                 33%-50%
  Vehicles                                               50%
  Communications system                              33%-50%
  Leasehold improvements                                 33%

OREZONE RESOURCES INC.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)
--------------------------------------------------------------------------------


MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES
Mineral exploration property acquisition, exploration and development expenditures are capitalized and accounted for on either an individual property, or area of interest basis. Expenditures include directly attributable general and administrative support costs. The recoverability of amounts shown as mineral exploration property acquisition costs and deferred exploration and development expenses is dependent upon the discovery of economically recoverable mineral deposits on the properties, the ability of the Company to obtain the financing necessary to develop the properties, the ability of the Company to obtain the permits and approvals necessary to develop the properties, and future profitable production from the properties, or their disposition for proceeds in excess of their carrying value.

The Company follows the practice of capitalizing all costs related to the acquisition, exploration and development of mineral properties until such time as a mineral property is put into commercial production, sold or becomes impaired. If commercial production commences, capitalized costs are amortized prospectively on a unit-of-production basis.

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (CICA) standard on impairment of long lived assets on a prospective basis. Management of the Company reviews the carrying value of a mineral property when events or changes in circumstances indicate that the carrying value may not be recoverable. Where information is available and conditions suggest impairment, estimated future cash flows from a property are calculated using estimated future prices, reserves and resources, and operating, capital and reclamation costs on an undiscounted basis. If the carrying value of the property exceeds estimated future cash flows, the property will be written down to fair value. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. This assessment may be estimated by using quantifiable evidence of a geological resource or reserve or the Company's assessment of its ability to sell the property for an amount greater than the carrying value. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Management, Directors and Technical Advisors review the merits of each property interest to assess whether the property merits further exploration and development expenditure and whether the carrying value of the properties is recoverable. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed against other factors such as commodity markets, exchange rates, political risk and closeness to other known operations.

The amounts shown for mineral exploration properties represent costs incurred to date net of write-downs, and are not intended to reflect present or future values. Government assistance, mining duty credits and optionee contributions are applied against the deferred exploration expenses.


BASIC OR DILUTED NET LOSS PER COMMON SHARE
Basic  earnings  (loss) per share is  calculated  by dividing  the net  earnings
(loss) for the period available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings (loss) per share. The dilutive effect of convertible securities is reflected in diluted earnings (loss) per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings
(loss) per share by application of the treasury stock method.


STOCK-BASED COMPENSATIONS PLANS
The Company has a stock-based compensation plan, as described in Note 7. Effective January 1, 2003, the Company prospectively adopted the amendments to CICA 3870 which require that the fair value of compensation be charged to operations or capitalized to deferred exploration expenses over the vesting period of the stock options. All options are granted at the closing market price on the date of issuance. When holders exercise their options, any consideration received and any contributed surplus related to these options is credited to capital stock.

INCOME TAXES
The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is likely that some or all of the future income tax assets will not be realized.

OREZONE RESOURCES INC.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)
--------------------------------------------------------------------------------


COMPARATIVE FIGURES
Some comparative figures from previous years in the Consolidated Statements of Operations and Deficit and the Consolidated Statements of Cash Flows have been reclassified to conform to the presentation format used in the current year.


3--INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital items are as follows:

                                                 2005                2004              2003
                                         -------------      --------------      -------------
                                                    $                   $                 $
Taxes and other receivables                    25,815            (18,563)          (27,289)
Prepaid expenses                            (184,806)           (114,448)            27,362
Accounts payable                              284,332             (2,766)          (210,853
Accrued liabilities                            70,830            (18,210)         (153,508)
                                         -------------      --------------      -------------
                                              196,171           (153,987)          (364,288
                                         =============      ==============      =============


Items not affecting cash and cash equivalents related to investing and financing activities are as follows:

                                                 2005                2004              2003
                                         -------------      --------------      -------------
                                                     $                  $                 $
Accounts payable                            1,810,175             312,552           117,267
Accrued liabilities                           431,285             127,215                 -
Deferred exploration expenses paid
  for by stock options                        115,600             404,199           207,558
Capital stock issued for debt repayment             -             917,600                 -
Optionee contribution receivable             (472,270)                  -                 -


4--PROPERTY, PLANT AND EQUIPMENT

                                                    2005                                           2004
                                                   Accumulated                                    Accumulated
                                         Cost     Amortization         Net              Cost     Amortization        Net
                                    ---------------------------------------       ---------------------------------------
                                            $                $           $                 $                $          $
Computer equipment                     73,370           51,700      21,670            73,370           21,691     51,679
Furniture and equipment               195,039           69,667     125,372            81,017           20,126     60,891
Vehicles                              477,317          214,732     262,585           176,000          116,088     59,912
Communication systems                  56,323           31,897      24,426            51,037            9,706     41,331
Leasehold improvements                 17,782           11,855       5,927            17,782            5,927     11,855
                                    ---------------------------------------       ---------------------------------------
                                      819,831          379,851     439,980           399,207          173,539    225,668
                                    =======================================       =======================================

During the twelve months ending December 31, 2005 $30,483 ($25,358 in 2004) of amortization was charged to expense and $175,829 ($144,402 in 2004) was capitalized to deferred exploration expenses.

OREZONE RESOURCES INC.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)
--------------------------------------------------------------------------------



5 -- MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES

All of Orezone's properties in Burkina Faso are exploration permits.

                                           December 31, 2005                        December 31, 2004
                                ----------------------------------------  -------------------------------------
                                  Acquisition                  Deferred   Acquisition                 Deferred
                                         cost      exploration expenses          cost     exploration expenses
                                --------------    ----------------------  ------------    ---------------------
                                            $                         $             $                        $
AFRICA
   Essakane (a)                     5,895,646                19,320,545    5, 895,646                5,148,807
   Seguenega (Sega) (b)                11,410                 5,634,036        11,410                2,420,820
   Bondigui (Bondi)  (c)              146,185                 4,210,047       146,185                3,559,533
   Bombore (d)                         57,321                 1,144,441        57,321                  235,883
   Markoye (e)                              -                    98,988             -                   91,559
   Golden Hill (f)                          -                    89,572       475,200                1,642,048
   Poyo (g)                                 -                    44,658             -                   19,515
   Komkara (h)                              -                     7,877             -                        -
   Kerboule (i)                             -                         -       213,447                  757,230
   Sebedougou (j)                           -                         -         5,698                  346,581
   Gueguere (k)                             -                         -             -                   48,869
   Mali (l)                            20,000                   453,149             -                  164,896
   Kossa, Niger (m)                         -                   873,009             -                   96,311
                                --------------    ----------------------  ------------    ---------------------
                                    6,130,562                31,876,322     6,804,907               14,532,052
   Optionees' contributions (n)       -                    (19,572,073)        -                   (5,346,623)
                                --------------    ----------------------  ------------    ---------------------
                                    6,130,562                12,304,249    6, 804,907               9, 185,429
                                --------------    ----------------------  ------------    ---------------------
CANADA
   Waxatike (o)                             -                         -             -                  196,473
   Option payment (n)                       -                         -             -                  (3,165)
                                --------------    ----------------------  ------------    ---------------------
                                            -                         -             -                  193,308
                                --------------    ----------------------  ------------    ---------------------
                                    6,130,562                12,304,249    6, 804,907                9,378,737
                                ==============    ======================  ============    =====================


a)   Essakane, Burkina Faso
During the year, the project name was changed from Essakan to Essakane to reflect the correct local spelling. The Company acquired a 100 per cent interest in six permits covering 1,433 square kilometres in July, 2002. The Essakane property is subject to an option agreement, dated July 19, 2002, with a subsidiary of Gold Fields Limited of South Africa ("Orogen"). Orogen earned a 50 per cent interest in the project by incurring cumulative expenditures of $8,000,000 before July 19, 2007. Orogen has indicated that it will exercise its right to earn an additional 10 per cent interest in the project by funding and completing a bankable feasibility study no later than July 19, 2009. Should Orogen not complete the bankable feasibility study, each party will retain a 50 per cent interest in the project on a joint venture basis. The parties are negotiating a formal joint venture or shareholders agreement on the basis of the July 19, 2002 agreement. As operator, Orezone has managed the exploration programs and incurred project expenditures which are then reimbursed by Orogen. Orogen assumed management of the project on January 1, 2006 and in future will incur the expenditures directly on its own behalf. The Essakane permits were granted on July 10, 2000 and expire July 9, 2009.


b)   Seguenega ("Sega"), Burkina Faso
The Sega exploration permit covers 164 square kilometres. A third party holds a three per cent royalty on future production of which two per cent can be bought back for $2 million. The original nine year term of the permit has expired and the Company has been granted an 18 month extension to January 4, 2007.


c)   Bondigui ("Bondi"), Burkina Faso
The Bondi exploration permit covers 340 square kilometres and expires on May 17, 2006.

OREZONE RESOURCES INC.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)
--------------------------------------------------------------------------------



d)   Bombore, Burkina Faso
The Bombore exploration permit covers 250 square kilometres and was granted on February 7, 2004 for a term of three years. It can be renewed for two additional three year periods. The Company has an obligation to spend CAD $1,700,000 on the property before January 17, 2007 or the permit will revert back to the previous owners.


e)   Markoye, Burkina Faso
The Markoye exploration permit covers 153 square kilometres and expires November 10, 2008.


f)   Golden Hill, Burkina Faso
The Intiedougou permit, which covered 385 square kilometres, expired on July 4, 2005 and on October 10, 2005 was replaced by two new permits, Nabere and Tankiedougou. Acquisition costs of $475,200 and deferred exploration expenses of $1,862,374 relating to the Intiedougou permit were written off in 2005. The Nabere permit covers 91.58 square kilometres and the Tankiedougou permit covers
138.43 square kilometres. These permits are valid for an initial term of three years and can be renewed for two additional three year periods.


g)   Poyo, Burkina Faso
The Poyo exploration permit covers 246 square kilometres and expires November 10, 2012.


h)   Komkara, Burkina Faso
The Company obtained an exploration permit on October 10, 2005 covering 27.21 square kilometres. The Komkara permit has an initial term of three years and can be extended for two additional three year periods.


i)   Kerboule, Burkina Faso
The Kerboule exploration permit covers 404 square kilometres. A Burkina Faso party holds a right to a 25 per cent interest and must contribute to future programs or be diluted to a three per cent royalty of which 75 per cent can be repurchased by the Company for $1.5 million. The permit expires on May 17, 2006. Acquisition costs of $213,447 and deferred exploration expenses of $769,511 relating to the Kerboule permit were written off in 2005.


j)   Sebedougou, Burkina Faso
The Sebedougou exploration permit, which covers 255 square kilometres, expires on May 17, 2006. Acquisition costs of $5,698 and deferred exploration expenses of $643,304 were written off in 2005.


k)   Gueguere, Burkina Faso
The Gueguere permit expired on December 29, 2005 and deferred exploration expenses of $218,754 were written off in 2005.


l)   Mali
The Boukou permit is approximately 147 square kilometres in size and expires October 16, 2013. It was originally granted as a reconnaissance permit and was converted into a mineral exploration permit in the first quarter 2004. The Company obtained the 112 square kilometres Farabantourou reconnaissance permit in 2004. It was converted to a mineral exploration permit in 2005 and its term extends to July 28, 2014. The Company holds an earn in right on the 117 square kilometre Sepola property in the Kenieba Region of western Mali. The permit was granted on May 9, 2005 and will expire on May 7, 2014. The Company must pay a total of $55,000 over two years to earn a 100 per cent interest with the owner retaining a one per cent royalty, half of which can be acquired for $350,000 prior to production. The Company has a right of first refusal on the balance.


m)   Kossa, Niger
In 2003 the Company obtained three prospecting permits in the country of Niger covering 2,566 square kilometres. They were converted into one 1,997 square kilometre exploration permit with a mining convention on October 18, 2004.


n)   Optionees' contributions and option payment
Gold Fields Limited,  through it's  subsidiary  Orogen Holding (B.V.I) Ltd. (the
"Optionee")   invested  $14,225,450  in  the  Essakane  properties  during  2005
($2,936,253 in 2004 and $1,625,725 in 2003).


o)   Waxatike, Ontario
The Waxatike property consists of 42 claim blocks totalling 555 units for 89 square kilometres located in the Porcupine Mining Division, approximately 50 km west of Kapuskasing Ontario, Canada. The Company has the right to earn a 50 per cent interest in the property by incurring exploration expenditures of CAD $500,000. Deferred explorations expenses of $193,308 relating to this project were written off in 2005. The Company retains rights to earn into the property.

OREZONE RESOURCES INC.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)
--------------------------------------------------------------------------------


6--CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized

An unlimited number of Common shares without par value.

Issued and fully paid:

                                          2005                           2004                           2003
-----------------------------------------------------------  -----------------------------  -----------------------------
                                      Number             $          Number              $          Number              $
-----------------------------------------------------------  -----------------------------  -----------------------------

Balance, beginning of year       111,264,323    32,397,556     101,602,893     27,460,488      72,679,236     14,809,624
                               --------------  ------------  --------------  -------------  --------------  -------------
Acquisition of a subsidiary           -             -               -              -                -             -
Debt repayment                        -             -            1,112,650        917,600           -             -
Private placements                    -             -               -               -          23,700,000     11,045,137
Exercise of warrants               5,389,368     5,189,858       7,659,780      3,603,956       3,928,657      1,191,337
Exercise of options                1,123,950     1,135,443         889,000        415,512       1,295,000        414,389
Issuance of shares                15,000,000    25,802,013         -              -               -              -
                               --------------  ------------  --------------  -------------  --------------  -------------
                                  21,513,318    32,127,314       9,661,430      4,937,068      28,923,657     12,650,864
                               --------------  ------------  --------------  -------------  --------------  -------------
Balance, end of year             132,777,641    64,524,870     111,264,323     32,397,556     101,602,893     27,460,488
                               ==============                ==============                 ==============
Share issue expenses                           (2,965,919)                    (1,337,828)                    (1,337,827)
                                               ------------                  -------------                  -------------
                                                61,558,951                     31,059,728                     26,122,660
                                               ============                  =============                  =============

On December 6, 2005 the Company completed a public financing consisting of the sale of 15,000,000 common shares of the Company at a price of CAD $2.00 per share. Shares issue expenses were $1,591,328.

Amounts recorded as contributed surplus are as follows:

                                           2005              2004
                                 ---------------  ----------------
                                              $                 $
Balance, beginning of year            2,056,398           942,274
                                 ---------------  ----------------
Stock options granted                   730,930         1,284,029

Stock options exercised               (500,420)         (169,905)
                                 ---------------  ------------------
                                        230,510         1,114,124
                                 ---------------  ----------------
Balance, end of year                  2,286,908         2,056,398
                                 ===============  ================


7--FIXED STOCK OPTION PLAN AND WARRANTS

The Board of Directors of the Company adopted a resolution dated March 8, 2004, amending the 1997-1998 Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Company (the "Admissible Persons"). The purpose of the Plan is to attract and motivate Admissible Persons by offering to such persons the opportunity to acquire (or to increase) an equity interest in the Company through the purchase of Shares under the Plan. The Plan has been amended with the approval of shareholders on several occasions, such that the number of options that the Company may currently grant under the Plan is 10,200,000.

OREZONE RESOURCES INC.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)
--------------------------------------------------------------------------------


The summary of the status of the Company's fixed stock option plan as at December 31, 2005, 2004 and 2003 is as follows:

                                              2005                          2004                          2003
                                   ----------------------------  ---------------------------  -----------------------------
                                                      Weighted                     Weighted                       Weighted
                                                       average                      average                        average
                                      Number of       exercise     Number of       exercise       Number of       exercise
                                        Options          price       Options          price         Options          price
                                   -------------  -------------  ------------  -------------  --------------  -------------
                                                          CAD$                         CAD$                           CAD$

Outstanding, beginning of year        6,127,450           0.57     5,541,450           0.36       3,786,450           0.33
Granted                               1,625,000           1.55     1,575,000           1.17       3,175,000           0.37
Exercised                           (1,123,950)           0.67     (889,000)           0.36     (1,295,000)           0.29
Cancelled                             (275,000)           1.36     (100,000)           0.30       (125,000)           0.39
                                   -------------  -------------  ------------  -------------  --------------  -------------
Outstanding, end of year              6,353,500           0.77     6,127,450           0.57       5,541,450           0.36
                                   =============  =============  ============  =============  ==============  =============
Options exercisable at year end       4,966,000                    5,339,950                      5,428,950
                                   =============                 ============                 ==============


As at December 31, 2005 the following options were outstanding:


Expiry date                    Exercise price       Number of Options
                                         CAD$
----------------------------------------------------------------------
09/Mar/2008                              0.30                 395,000
01/Jun/2008                              0.50                  50,000
11/Jan/2009                              0.50                 315,000
22/Sep/2009                              0.35                 100,000
15/Jan/2012                              0.20                 107,500
12/Sep/2012                              0.31                 875,000
08/Nov/2012                              0.30               1,400,000
24/Mar/2013                              0.50                 550,000
12/Aug/2013                              0.63                  61,000
29/Oct/2013                              1.21                  50,000
06/Jan/2014                              1.20                 565,000
06/Feb/2014                              1.20                 150,000
10/May/2014                              1.00                 260,000
23/Jul/2014                              1.16                  75,000
23/Nov/2014                              1.41                  75,000
16/May/2015                              1.40                 900,000
08/Aug/2015                              1.74                  50,000
20/Dec/2015                              2.00                 375,000
                                                  --------------------
                                                            6,353,500
                                                  --------------------



Weighted average exercise price:  CAD $0.76       Weighted average remaining contractual life:  7.1 years


Fair value of options granted for the years ended December 31, 2005, 2004 and 2003:

                                              Weighted      Weighted average
                  Number of Options            average            fair value
                            granted     exercise price
                 -------------------  ------------------- -------------------
                                                  CAD$                  CAD$
2005                      1,625,000               1.55                  1.25
2004                      1,575,000               1.17                  1.12
2003                      3,175,000               0.37                  0.36
                 ===================  =================   ===================

                          6,375,000               0.87                  0.77
                 ===================  =======================================

OREZONE RESOURCES INC.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)
--------------------------------------------------------------------------------

Stock based compensation is reflected in the financial statements as follows:

                                                           2005            2004          2003
                                                     -----------    ------------    ----------
                                                              $               $             $
Statements of Operations
      Stock-based compensation                          615,330         879,829       666,778

Statements of Deferred Exploration Expenses
      Consultants fees                                        -         404,199       207,558
      Other                                             115,600
                                                     -----------    ------------    ----------
      Total stock based compensation                    730,930       1,248,028       874,336
                                                     ===========    ============    ==========


The vested portion of the fair value of stock options granted is recorded as an increase in contributed surplus. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                    2005                2004
                                               --------------     --------------
Expected dividend yield                             0%                   0%
Expected volatility                              109-113%            116-122%
Risk-free interest rate                         4.04-4.07%           4.31-4.82%
Expected life                                     5 years             10 years



WARRANTS

During the year no new warrants were issued. All outstanding warrants were exercised or expired during the year.

                                                                        Number of shares
                                                         ------------------------------------------------
Expiry date                         Exercise price        December 31, 2005            December 31, 2004

-------------------------------------------------------------------------------    ----------------------
                                         $CAD

January 19, 2005                         0.57                     -                               27,868

April 27, 2005                           1.20                     -                            5,503,750
                                                        -----------------------    ----------------------
Total                                                             -                            5,531,618
                                                        =======================    ======================


8--INCOME TAXES

A reconciliation of the combined Canadian federal and provincial income tax rate with the Company's effective tax rate is as follows:

                                                                              2005               2004              2003
                                                               --------------------  -----------------   ---------------
                                                                                 $                  $                 $
Loss before income taxes                                               (5,321,816)        (1,340,087)      (1,701,248))
                                                               --------------------  -----------------   ---------------
Statutory rate                                                              36.12%             36.12%            36.12%
Provision for (recovery of) income taxes                               (1,922,000)          (484,000)         (626,000)
Permanent differences                                                   1,565,000              2,000           442,000
Change in valuation allowance                                             478,000            300,000           264,000
Share issuance costs                                                            -                  -           (83,000)
Other                                                                    (122,000)           182,000             3,000
                                                               --------------------  -----------------   ---------------
Provision for income taxes                                                  -                    -                -
                                                               ====================  =================   ===============


The Canadian statutory income tax rate of 36.12% is comprised of federal income tax at approximately 22.12% and provincial tax at approximately 14%.

OREZONE RESOURCES INC.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)
--------------------------------------------------------------------------------


The primary temporary differences which give rise to future income taxes (recovery) at December 31, 2005 and 2004.

                                                                             Years ended
                                                                  December 31,         December 31,
                                                                          2005                 2004
                                                            -------------------  -------------------
                                                                             $                    $
Future income tax assets

     Mineral exploration properties                                    660,000              548,000
      expens
     Share issuance costs                                              624,000              229,000
     Operating losses carried forward                                1,662,000            1,169,000
                                                            -------------------  -------------------
                                                                     2,946,000            1,946,000
     Less : valuation allowance                                     (2,850,000)          (1,928,000)
                                                            -------------------  -------------------
     Net future tax assets                                              96,000               18,000
      expens

     Future tax liabilities
     Fixed Assets                                                      (96,000)             (18,000)
                                                            -------------------  -------------------
                                                                          -                    -
                                                            -------------------  -------------------


As at December 31st, 2005 the Company has income tax loss carry forwards of approximately $4,600,000. These losses expire as follows:

Income tax loss carry forwards (expiry date)
                                                                 Federal
                                                                      $
                                           2006                 224,000
                                           2007                 350,000
                                           2008                 209,000
                                           2009                 274,000
                                           2010                 699,000
                                           2014               1,466,000
                                           2015               1,377,000
                                                       -----------------
                                                              4,600,000
                                                       =================

The Company also has mining tax deductions of approximately $1,828,000 available to reduce future income taxes over an indefinite period. The unamortized balance, for income tax purposes, of share issuance fees amounts to approximately $1,729,000 and will be deductible over the next four years.

9--RELATED PARTY TRANSACTIONS

There were no related party transactions during the years ended December 31, 2005 and 2004. In 2003 an amount of CAD $150,000 was paid to a company owned by a director and officer for management and geological services.

10--NOTE PAYABLE

The Note Payable of $1,003,228 outstanding on December 31, 2003 was exchanged for 1,112,650 Common Shares of the Company on May 4, 2004. There is no further interest or principal obligation on the part of the Company in relation to the Note Payable.

11--LISTED SHARES

During the year ended December 31, 2005 the Company realized proceeds of $1,492,051 on the sale of listed shares and recorded a gain of $257,490.

OREZONE RESOURCES INC.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)
--------------------------------------------------------------------------------


12-- SEGMENTED INFORMATION

The Company operates in one business segment being the acquisition, exploration and potential development of precious metals properties. Operations are carried out through a wholly owned subsidiary, Orezone Inc., incorporated in the British Virgin Islands. Total assets segmented by geographic area as at December 31 are as follows:

                                                      2005                 2004
                                               ------------     ----------------
                                                         $                    $
Canada                                           2,430,375            1,831,403
British Virgin Islands                          26,212,528           24,332,273
West Africa                                     25,525,314                    -
                                               ------------     ----------------
                                                54,168,217           26,163,676
                                               ============     ================

13--COMMITMENTS AND CONTINGENCIES

The Company is committed to paying CAD $119,328 under an office lease which expires September 30, 2008. Annual payments are as follows:

           2006                                      CAD $43,392
           2007                                      CAD $43,392
           2008                                      CAD $32,544
           -----------------------------------------------------
           Total                                     CAD$119,328


On June 6, 2005 the Company signed an agreement with SGS Burkina S.A.("SGS") for the services of an assay lab at the Essakane project. Under the terms of the agreement the Company has agreed to pay SGS $69,150 per month for a period of 12 months to compensate SGS for the analysis of 12,164 samples per month. At the end of the contract there is a demobilisation fee equal to 50 per cent of the monthly fee and there is an early termination fee equal to 80 per cent of the unused balance of the contract. Orezone entered into this agreement as operator of the Essakane exploration project and is reimbursed for all costs by Orogen. As of January 1, 2006 all obligations under the agreement with SGS were transferred to Orogen.


14--GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.


A--CONSOLIDATED FINANCIAL STATEMENTS

The adjustments to comply with U.S. GAAP would be as follows:

Consolidated statements of operations                                    2005               2004                2003
                                                                    ---------------     --------------      --------------
                                                                                 $                  $                   $
Net loss under Canadian GAAP                                           (5,321,816)        (1,340,087)          (1,701,248)
Optionees' contributions (a)                                           14,225,450)         2,936,253            1,579,978
Deferred exploration expenses (a)                                     (17,150,962)        (8,698,784)          (2,568,216)
Write-off of mineral exploration properties(a)                            544,519                  -                   -
Amortization of mineral exploration properties (c)                              -                  -             (768,926)
                                                                    ---------------     --------------      --------------
Net loss under U.S. GAAP                                               (7,702,809)        (7,102,618)          (3,458,412)
                                                                    ===============     ==============      ==============
Basic and diluted net loss per common share under U.S. GAAP                 (0.07)             (0.07)               (0.04)
                                                                    ===============     ==============      ==============

OREZONE RESOURCES INC.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)
--------------------------------------------------------------------------------


Consolidated Balance Sheets

The consolidated balance sheets adjusted to comply with U.S. GAAP, would be as follows :

                                         December 31, 2005                                December 31, 2004
                          ------------------------------------------------  ----------------------------------------------
                                Canadian                                         Canadian
                                    GAAP       Adjustments      U.S. GAAP            GAAP      Adjustments      U.S. GAAP
                          ------------------------------------------------  ----------------------------------------------
                                       $                 $              $               $                $              $
Assets
Listed shares                    127,668          53,783(b)        181,451       1,362,229       196,813(b)      1,559,042
Mineral exploration
properties                     6,130,562     (2,470,550)(c)      3,660,012       6,804,907    (3,015,069)(c)     3,789,838
Deferred exploration
expenses                      12,304,249    (12,304,249)(a)              -       9,378,737    (9,378,737)(a)             -


Shareholders' Equity

Deficit                      (13,735,114)   (14,774,799)       (28,509,913)     (8,413,298)  (12,393806)       (20,807,104)
Cumulative other
comprehensive income                             53,783(b)          53,783                        196,813(b)       196,813


Operations and balance sheets adjustments

(a)  Deferred exploration expenses
     Under Canadian GAAP, exploration expenses are capitalized and optionees' contributions are applied against deferred exploration expenses. Under U.S. GAAP, all exploration expenses incurred before proven and probable reserves are established are expensed as incurred, net of optionees' contributions.

(b)  Listed shares
     Under Canadian GAAP, investments in shares of public companies are recorded at cost, less any provision for decreases in value that are other than a temporary decline. Under U.S. GAAP, the Company is required to record investments that are available-for-sale at fair value and has presented the unrealized gains or losses as a component of other comprehensive income under shareholders' equity.

(c)  Mineral Exploration Properties
     Under U.S. GAAP up to December 31, 2003, the carrying value of mineral exploration properties was amortized to operations over the estimated exploration period required to identify proven and probable reserves. Effective January 1, 2004, the Company adopted the provisions of the Emerging Issues Task Force EITF 04-02 "Whether Mineral Rights are Tangible or Intangible Assets". As a result, the Company prospectively changed its accounting policy for amortization of the value assigned to mineral exploration properties, which will now be amortized over proven and probable reserves identified for those properties upon commencement of mining such reserves.

(d)  Financial Statements - 2004 and 2003
     Certain amounts presented under U.S. GAAP in 2004 and 2003 were incorrectly presented. Comparative amounts reflect the correct amounts.


Consolidated statements of cash flows

Under U.S. GAAP, cash flows used in investing activities related to deferred exploration expenses would be decreased by $4,552,145 ($4,770,384 in 2004 and $781,142 in 2003) and cash flows used in operating activities would be increased by the same amount.

OREZONE RESOURCES INC.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)
--------------------------------------------------------------------------------

B - COMPREHENSIVE LOSS

The statement of consolidated comprehensive loss is as follows:

                                                       2005                 2004                2003
                                                 ------------------   -----------------    ----------------
                                                               $                   $                   $
Net loss under  U.S. GAAP                             (7,702,809)         (7,102,618)         (3,458,412)

Other comprehensive income (loss)

Unrealized gain (loss) on listed shares                   53,783             196,813              70,688
                                                 ------------------   -----------------    ----------------
Comprehensive loss                                    (7,649,026)         (6,905,805)         (3,387,724)
                                                 ==================   =================    ================


C -- RECENT ACCOUNTING PRONOUNCEMENTS

The CICA has released amendments to Section 3870, "Stock Based Compensation and Other Stock based payments," which requires an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The Company adopted the standard prospectively October 1, 2003. For U.S. GAAP purposes, the Company has prospectively adopted SFAS 148, which results in no differences between Canadian and U.S. GAAP.

On June 1, 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections," ("SFAS 154") which replaces APB 20, "Accounting Changes," ("APB 20") and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 applies to all voluntary changes in accounting principles and changes the requirements for accounting for and reporting of a change in accounting principles. SFAS 154 requires retrospective application to prior periods financial statements of a voluntary change in accounting principle unless it is impractical. APB 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 carries forward many other provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity and the correction of an error. The Company adopted the standard effective January 1, 2006.


15 -- SUBSEQUENT EVENTS

On January 19, 2006 Orezone signed agreements with Greencastle Resources Ltd. ("Greencastle") under which the Company can earn an interest in Greencastle's Namaga and Koryia concessions in Niger. Under the terms of the agreements, Orezone can earn a 50 per cent interest by spending $1 million on each property over three years ($200,000 in year one, $300,000 in year two and $500,000 in year three) and can increase its interest in either one to 75 per cent by completing a bankable feasibility study. If Greencastle elects not to participate should a production decision be made with respect to either property, Orezone will be required to buy the remaining 25 per cent interest in that property for $2.0 million. Orezone has also agreed to buy one million units in a Greencastle private placement for CAD $0.30 per unit. Each unit consists of one common share and one half of one common share purchase warrant. A full warrant entitles the holder to buy one common share at a price of CAD $0.45 per share for a period of 18 months.